ThinkEquity LLC

17 State Street, 41st Fl.

New York, NY 10004

June 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Lulu Cheng

Re:	Bitmine Immersion Technologies, Inc.
Registration Statement on Form S-1, as amended
Originally filed January 21, 2025
File No. 333-284361

Dear Ms. Cheng:

In connection with the Registration Statement on Form S-1 of Bitmine Immersion Technologies, Inc., the undersigned, which is acting as the underwriter of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 5:00 p.m., Eastern Time, on June 4, 2025, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with and it has been informed or will be informed by participating dealers that they have complied with or will comply with, the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours,

ThinkEquity LLC

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking